Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A August 7, 2025

The following changes were made in this Amendment:

<u>Changes to Principals</u>

Christine Channels – Added as Chief Compliance Officer

Michael (Mick) Ankrom – Removed as Chief Compliance Officer

<u>Changes to Schedule B, Section II Item 13B</u>

CITIBANK NA (PHILIPPINES BRANCH) – Terminated as Custody, Clearance, or Settlement entity